Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Oﬀer to Banco Sabadell Shareholders A Unique Opportunity to Be Captured Now September 05, 2025 p. 1

Legal Notice The offer to Banco de Sabadell, S.A. shareholders has been authorized by the Spanish Securities Market Commission (the “exchange offer”). The offer prospectus is available at the websites of the CNMV (cnmv.es) and BBVA (bbva.com), as well as at the registered ofﬁces of the Governing Companies of the Stock Exchanges in Madrid (Plaza de la Lealtad, 1), Barcelona (Passeig de Gràcia, 19), Bilbao (Calle José María Olabarri, 1), and Valencia (Calle del Pintor Sorolla, 23), as well as at the CNMV ofﬁces in Madrid (Calle Edison, 4) and Barcelona (Carrer de Bolívia, 56), the registered ofﬁces of BBVA (Plaza de San Nicolás 4, Bilbao), Banco Sabadell (Plaça de Sant Roc, nº 20, Sabadell), and BBVA’s ofﬁces at Calle Azul 4, Madrid. BBVA has also ﬁled with the SEC a registration statement on Form F-4 (File No. 333-281111) (the “Registration Statement”), which includes an offer to exchange/prospectus addressed to U.S. holders of shares of Banco Sabadell (the “offer to exchange/prospectus”) for the exchange offer to acquire all of the issued and outstanding shares of Banco Sabadell (each, a “Banco Sabadell share”) described therein The Registration Statement has not yet become effective. Before making any decision with respect to the exchange offer, investors should read the offer to exchange/prospectus, including the “Risk Factors” set forth therein and the other documents incorporated by reference therein, for more complete information about BBVA and the exchange offer. Investors may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, requests by U.S. holders of Banco Sabadell shares for copies of the offer to exchange/prospectus and other tender offer materials may be directed to Sodali & Co., 430 Park Avenue, 14th Floor, New York, New York 10022, United States of America; telephone: (800) 206-5881 (in North America) or +1 (289) 695-3095 (outside of North America); email: BBVA@info.sodali.com, and copies will be furnished promptly at BBVA’s expense. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy BBVA shares as part of the exchange offer. Any such offer, solicitation or sale will be made only by means of the offer to exchange/prospectus, after the Registration Statement becomes effective. The information set forth herein does not purport to be complete and does not provide full disclosure of all material facts relating to BBVA, BBVA shares or the exchange offer. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither this presentation, nor any sale of BBVA shares, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reﬂect information that subsequently becomes available or changes occurring after the date hereof, except as required by applicable laws. This presentation is not a prospectus for purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, and no such prospectus has been or is being prepared in connection with the exchange offer. In the United Kingdom, the offer to exchange/prospectus and any other documents and/or materials relating to the exchange offer (including this presentation) are being distributed only to and are directed only at Relevant Persons (as deﬁned in the offer to exchange/prospectus). Any person in the United Kingdom who is not a Relevant Person should not act or rely on the offer to exchange/prospectus, any other such documents and/or materials or any of their contents. p. 2 p. 2

Disclaimer This presentation is provided only for information purposes and is not intended to provide ﬁnancial advice, and it does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to sell or exchange or acquire, securities issued by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), including ordinary shares of BBVA (each, a “BBVA share”), or by any other person, including Banco de Sabadell, S.A. (“Banco Sabadell”). Any decision to purchase or invest in securities issued by BBVA, including BBVA shares, must be made solely and exclusively on the basis of the information made available for such purposes by BBVA. The information contained in this presentation should not be regarded as deﬁnitive, as it is subject to changes and modiﬁcations. This presentation contains summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information ﬁled by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information ﬁled with the Comisión Nacional del Mercado de Valores (CNMV or the Spanish Securities Exchange Commission), BBVA’s Annual Report on Form 20-F for 2024 and information on Form 6-K that are ﬁled with the U.S. Securities and Exchange Commission (the “SEC”), as well as the offer prospectus and the offer to exchange/prospectus with respect to the exchange offer (each as deﬁned herein). Distribution of this presentation in certain jurisdictions may be prohibited, and recipients into whose possession this presentation comes shall be solely responsible for informing themselves about, and observing, any such restrictions. Financial information included is preliminary and may be subject to change as additional information becomes available. Forward-looking statements This presentation contains forward-looking statements that constitute or may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to intentions, objectives, expectations, goals, outlook or estimates as of the date hereof. Forward-looking statements may be identiﬁed by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and “future” and similar expressions or variations of those expressions. They include, for example, statements regarding expectations, beneﬁts, outlook, synergies (including the amounts and timing thereof), goals and targets of both a ﬁnancial and non-ﬁnancial nature, including those relating to the exchange offer, capital generation and capital distribution, and goals regarding return on tangible equity, book value and dividends per share, cost/income ratio and net attributable proﬁt. The information contained in this presentation reﬂects our current expectations, outlook, goals and targets, which are based on various assumptions, judgments and projections, including non-ﬁnancial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results and actions, and actual results and actions may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, BBVA’s ability to complete the exchange offer and, if applicable, integrate Banco Sabadell successfully, and any unanticipated costs, losses or other impacts in connection therewith, as well as, more generally, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inﬂation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the ﬁnancial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. BBVA has identiﬁed some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of its Annual Report on Form 20-F for 2024. In addition to the above, BBVA has identiﬁed certain risks that are speciﬁc to the exchange offer that could also cause actual results to differ materially from those expressed or implied by forward-looking statements. See “Risk Factors” in the offer to exchange/prospectus. The factors mentioned in the preceding paragraph could cause actual future results to differ substantially from those set forth in the expectations, outlook, goals, targets or other forward-looking statements included in this presentation or in other past or future documents published by BBVA. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this presentation should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this presentation or any other document if there are any changes in the information contained therein, including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. p. 3 p. 3

OFFER TO BANCO SABADELL SHAREHOLDERS Compelling Transaction for All Stakeholders 1 Reinforced Strategic Rationale 2 BBVA, a Great Partner for Banco Sabadell Shareholders 3 Signiﬁcant Value Creation through Synergies 4 Highly Attractive Oﬀer 5 Positive Financial Impacts for the Shareholders of Both Banks 6 Process & Next Steps p. 4 p. 4

REINFORCED STRATEGIC RATIONALE 1 Strategic Rationale Even More Convincing since the Announcement (1/2) Original Transaction Update on Drivers Drivers ‘Europe needs [...] massive investment if it wants to keep pace economically’ Mario Draghi Consolidation in a core ● Reignited European focus European market ‘We need large and diversiﬁed banks […]. We on increasing investment and need them to compete at global level’ spending María Luís Albuquerque, European Union Commissioner ● Recognition of the need for Only 1 eurozone Bank within the larger banks at the European Top 20 World's largest banks level Technology expenses BBVA Spain Larger size to undertake ● Acceleration of technological (€ Mn) technological investments disruption (AI) % +11 achieving economies of scale ● New regulatory requirements 1,127 1,017 on technological resilience (e.g. DORA) 2023 2024 p. 5 p. 5

1 REINFORCED STRATEGIC RATIONALE

BBVA

Strategic Rationale Even More Convincing since the Announcement (2/2)

Original Transaction Drivers

Combination of **very complementary** businesses

Global reach to support Sabadell's SME/Enterprise clients with a full product suite across geographies

Market Shares in Spain

(Dec'24 [1])


12.0%
SMEs [2]
14.8%
Retail [3]
BBVA
12.9%
SMEs [2]
6.5%
Retail [3]
Sabadell

Cross-border income

(BBVA Global, € Bn)


+38%
1.6
2023
2.2
2024

Update on Drivers

- Both banks **improved market position**

- **New strategic plan of BBVA** emphasizing SME/Enterprise clients
- Global trade dialogue forcing **clients to diversify** into new markets

(1) Source: System loans from Bank of Spain as of Dec'24. BBVA Spain market share as of Dec'24 based on loans reported to Bank of Spain. Banco Sabadell based on internal estimates. (2) Loans to non-financial companies with total assets < 43 million € and/or revenues < 50 million € and/or < 250 employees. (3) Includes mortgages and consumer loans.

p. 6

REINFORCED STRATEGIC RATIONALE 1 A Positive Transaction for All Stakeholders Society Customers Employees Greater ﬁnancing capacity: Expanded network and New professional 2 product oﬀering and global opportunities in a leading, 5.4 €Bn per year for reach global institution that households and companies promotes meritocracy 1 Strong BBVA commitments Strong commitment with around credit volumes and the key territories where commercial conditions, Banco Sabadell operates, such specially for Catalonian SMEs as Catalonia, the Valencian Community and Asturias p. 7 p. 7 (1) See full list of commitments undertaken before the CNMC in bbva.com; (2) Post - merger

BBVA, A GREAT PARTNER 2 BBVA is a Unique Combination of Growth and Proﬁtability LOAN GROWTH (2024 vs. 2023 current €) Peer 2 Peer 5% 12 Peer 6 Peer 4 Peer 1 Peer 7 Peer 9 Peer 10 Peer 13 0% Peer 3 Peer 8 Peer 5 -5% Peer 11 PROFITABILITY RETURN ON TANGIBLE 5% 10% 15% EQUITY (2024) p. 8 p. 8 European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Bubble size represents market capitalization as of Dec 31, 2024.

2 BBVA, A GREAT PARTNER

BBVA

Best in Class Shareholder Value Generation Thanks to Diversification and Leading Franchises

Tangible Book Value + Dividends Evolution
(€/share, %, Last 5, 10 & 15 Years)


L15Y
(2010-2024)
+131%
+99%
+93%
-14%
L10Y
(2015-2024)
+92%
+73%
+74%
+22%
L5Y
(2020-2024)
+76%
+46%
+47%
+37%
BBVA
European Peer Group Median 1
Spanish Peer Group Median 2
Sabadell

Source: S&P Capital IQ, Company Reporting. (1) European Peer Group: BARC, BNPP, CABK, CASA, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. (2) Spanish Peer Group: BKT, CABK, SAN, UNI.

p. 9

BBVA, A GREAT PARTNER 2 Diﬀerential Market Recognition of BBVAʼs Strategy and Delivery 1 Total Shareholder Return (TSR ) since January 2019 (%) Day before disclosure of merger discussions % +397% +341 EUROPEAN % BANKS +221 % SPANISH +199 BANKS 2 01/01/19 29/04/24 04/09/25 Note: European Banks: Stoxx Europe 600 Banks. Spanish Banks: BKT, CABK, SAN, UNI. (1) TSR includes the evolution of the share price + dividends. (2) Apr 29, 2024: is the day before the merger discussions were p. 10 p. 10 disclosed. “Undisturbed Price” is the share price as of Apr 29, 2024 .

BBVA, A GREAT PARTNER 2 BBVA Financial Goals Imply Sustained Delivery in Coming Years Net Attributable ROTE TBV + DIV per share C/I Ratio Proﬁt (%, current €) (%, current €) (%, current €) (current €) % % Mid-teens c.22 c.35 c.48 €Bn Cumulative Avg. 2025-2028 CAGR 2024-2028 2028 2025-2028 p. 11 p. 11 Note: BBVA standalone ﬁgures. Figures in 2Q´25 Results presentation.

SIGNIFICANT VALUE CREATION 3 Signiﬁcant Value Creation through Synergies which Have Been Upgraded 1 Increased Annual Synergies Post-Merger (pre-tax) +50€Mn vs. original plan 900 €Mn 835 €Mn 65 €Mn 510 €Mn 325 €Mn COST SYNERGIES FUNDING SYNERGIES Opex savings Personnel cost savings % 1.45 €Bn Equivalent to 13.5 3 restructuring costs (pre-tax) of Banco Sabadell ex-UK 2 c.96% Booked in the year of merger + BBVA Spain cost base (1) Assuming closing of the announced sale of TSB. (2) Considering 2Q’25 last twelve months cost base indexed according to expected inﬂation. (3) Additionally, 48 €Mn annual amortization of capital p. 12 p. 12 expenditures (pre-tax) will be booked over 5 years following the merger.

SIGNIFICANT VALUE CREATION 3 Fully Phased-in Synergies with One Year Delay Estimated Synergies and Restructuring Cost Timeline (Annual synergies pre-tax, 4 year phase-in process, €Mn) Fully phased-in synergies 26% 100% fully-phased synergies synergies 1 year delay vs. original 175 €Mn 60 €Mn scenario COST FUNDING SYNERGIES SYNERGIES 175 €Mn 235 €Mn 900 €Mn COST SYNERGIES COST & FUNDING SYNERGIES TOTAL SYNERGIES POST MERGER c. 1.4 €Bn restructuring costs 1 Merger PRE-MERGER PERIOD POST-MERGER 2026 2027 2028 2029 p. 13 p. 13 (1) Subject to the condition set by the Council of Ministers, which can be extended by 2 years.

4 HIGHLY ATTRACTIVE OFFER

BBVA

More Attractive Offer Today

Offer Terms [1]

subject to acceptance of >50% of voting rights

SHARES 1 BBVA + CASH 0.70€ FOR SHARES 5.5483 Sabadell

13.6% SAB shareholders stake in the combined entity [2]

Increased Value of the Offer

AT UNDISTURBED PRICE [3]

12.2 €Bn

PREMIUMS [4]:

- 30% 1D
- 42% 1M VWAP
- 50% 3M VWAP

+43% →

CURRENT EQUIVALENT VALUE

17.4 €Bn

Current offer valuation + Sabadell's remuneration [5]

(1) In line with the offer presented on May 9, 2024, the consideration (initially one newly issued BBVA share for every 4.83 shares of Banco Sabadell) has been adjusted to reflect: (i) the payment of Banco Sabadell dividends since the announcement of the offer (0.08€ gross per share on Oct 1, 2024, 0.1244€ gross per share on Mar 28, 2025, and 0.07€ gross per share on Aug 29, 2025), and (ii) the payment of BBVA dividends since the announcement of the offer (0.29€ gross per share on Oct 10, 2024, 0.41€ gross per share on Apr 10, 2025). (2) Calculated based on the issuance of 905 million new BBVA shares (taking into consideration 5,024 million Banco Sabadell shares at a 5.5483x share exchange ratio and 100% take-up) over the post-deal BBVA total shares outstanding of 6,669 million shares. (3) Considering BBVA **Undisturbed Price** (10.90€/Sh. as of Apr 29, 2024, day before merger discussions were disclosed) at 4.83x share exchange ratio and 5,388 million shares. (4) Implied premiums over Banco Sabadell 1 day, 1-month VWAP (Volume Weighted Average Price) and 3-month VWAP as of Apr 29, 2024. (5) Considers 14.3 €Bn payment in BBVA shares according to BBVA share price of € 15.81 per share (Sept 4, 2025), and 0.6€Bn payment in cash plus Banco Sabadell's shareholder remuneration distributed since the announcement of the tender offer (1.5€Bn cash dividends and 1.0€Bn share buybacks).

p. 14

HIGHLY ATTRACTIVE OFFER 4 Current Equivalent Value Represents Highest Valuation of Sabadell in More than a Decade Market Value of Banco Sabadell vs. BBVA Offer (€Bn, end of period) 1 2.5 2 14.9 Sabadell Shareholder remuneration since the announcement of the offer Value of BBVA Offer Market cap of Banco Sabadell Apr 29, Value of BBVA Offer 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Apr 29, Sep 4, 3 2024 2025 Source: Bloomberg. (1) Banco Sabadell’s shareholder remuneration distributed since the announcement of the tender offer (1.5€Bn cash dividends and 1.0€Bn share buybacks). (2) Considers 14.3€Bn payment in BBVA p. 15 p. 15 shares according to BBVA share price of € 15.81 per share (Sept 4, 2025), and 0.6€Bn and payment in cash. (3) Value of BBVA Offer has been calculated based on the Undisturbed Price as deﬁned in slides 10 and 14.

HIGHLY ATTRACTIVE OFFER 4 Premium Materially above Recent Tender Oﬀers in Banking Premium Offered at Announcement Premium Offered at Announcement 1 (over Undisturbed Price , %) (over VWAP 1 month, %) %3 42.0% 30.0% 2% 2 19.6 17.8% 2 14.8% 2% 13.3% 2% 2% 11.4 11.4 11.1% 9.3 6.3% 0.5 4 BBVA offer was announced at a signiﬁcant premium compared to other unsolicited takeovers in Europe (c. 30 p.p. above average premium over VWAP 1 month) (1) For BBVA, at Undisturbed Price as deﬁned in slides 10 and 14. (2) Including price increases during the acceptance period. (3) VWAP calculated as of Apr 29, 2024 (day before disclosure of merger discussions). p. 16 p. 16 (4) Includes public tender offers in the ﬁnancial sector over the last two years in Southern Europe: UCG-BAMI, IF-ILTY, BMPS-MB, BPE-BPSO and MB-BGN. Excluding BBVA’s offer for Banco Sabadell.

HIGHLY ATTRACTIVE OFFER 4 Sabadell Share Price Trading at Maximum Levels of More than a Decade Banco Sabadell Market Price Evolution (€ per share) 3 2 1 0 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Sep’25 p. 17 p. 17 Source: Bloomberg, observed prices from Jan 2, 2015 to Sep 4, 2025.

HIGHLY ATTRACTIVE OFFER 4 High Correlation of Share Prices since the Deal Was Announced Correlation of BBVA and Banco Sabadell Share Prices Day before disclosure of the 1 merger discussions 0.89±0.07 21- session Average + Std. Dev. 0.61±0.14 0.5 21- session 0 May’23 29/04/24 Sep’25 p. 18 Source: Bloomberg as of Sep 4, 2025.

HIGHLY ATTRACTIVE OFFER 4 Analysts Forecast an Upside for BBVAʼs Share Price which is not the Case for Sabadell Shares Market Price vs. Target Price of Analysts % % -3 +8 valuation valuation 17.13€ 1 1 3.25€ gap 15.81€ gap 3.15€ 2 2 Current Price Target Price Current Price Target Price 18€ 4€ 14€ Target Target 3€ Current Current 10€ 2€ 6€ 1€ 2€ Aug’20 Aug’21 Aug’22 Aug’23 Aug’24 Sep’25 Aug’20 Aug’21 Aug’22 Aug’23 Aug’24 Sep’25 Source: Equity analyst’s target prices published on the website of respective banks (1) Valuation gap upside/downside calculated as the difference between the stock price as of Sep 4, 2025 vs. the median of analyst’s updated target prices post 2Q’25 results. (2) Target prices (€/share) BBVA: Alantra 16.0; Autonomous 16.8; Bankinter 17.45; Barclays 18.0; Bestinver 17.9; Deutsche Bank 15.9; Exane BNP 13.8; GVC p. 19 Gaesco 18.0; Intesa Sanpaolo 15.1; JB Capital 16.5; Jefferies 17.7; KBW 17.95; Oddo 16.0; RBC 17.5. Target prices (€/share) Banco Sabadell: Autonomous 2.71; Barclays 3.2; RBC 3.05; KBW 3.57; JB Capital 4.0; Exane BNP 3.1.

HIGHLY ATTRACTIVE OFFER 4 BBVA Current Multiple Implies Upside Potential 1 P/E+2y Premium Evolution BEFORE and AFTER the Day Before Disclosure of Merger Discussions 5 Apr 29, 2024 3 +2.7% 4 +1.4% 3 -4.1% 4 -8.3% 2 2 BBVA vs. European Peers Banco Sabadell vs. European Peers (1) Based on FactSet consensus. (2) European Peers include: ABN, BARC, BKT, BNPP, BPER, BPM, CABK, CASA, CBK, DB, ERSTE, HSBC, ING, ISP, KBC, LBG, MB.MI, NDA, RBI, SAN, SG, SEB, STAN, SWEAB, UGC. p. 20 p. 20 (3) Average Jan 1, 2023 - Apr 29, 2024. (4) Average Apr 29, 2024 - Sep 04, 2025. (5) Apr 29, 2024, day before merger discussions were disclosed.

POSITIVE FINANCIAL IMPACTS 5 Attractive Accretion for Both BBVA and Banco Sabadell Shareholders BBVA shareholders Sabadell shareholders 1 EPS Accretion % % +5 +25 Post Merger (1) EPS: Earnings per share. Estimated based on fully phased-in post-tax synergies, a net income of 1.6 €Bn for Banco Sabadell as disclosed by Banco Sabadell in their Capital Markets Day 2025 presentation and 12 €Bn for BBVA as the average net income for the period 2025-2028 as discussed during the 2Q’25 earnings webcast call. The total shares outstanding for the combined entity assumes that (a) the 1 €Bn share buyback announced by BBVA in Apr’25 is executed post closing of the voluntary tender offer and (b) that the capital generated from the TSB sale and extraordinary dividend is reinvested in shares of the combined entity. p. 21 p. 21 Numbers consider a 100% take-up and a price for BBVA of 15.81€/Sh. (Sep 4, 2025).

5 POSITIVE FINANCIAL IMPACTS

BBVA

Highly Attractive Returns for BBVA Shareholders with Limited Capital Impact

Estimated Transaction Impact on CET1% [1]


+259 bps
-226 bps
-52 bps
-15 bps
VTO Closing
+60 bps
Capital increase + Badwill/Goodwill
Banco Sabadell RWAs
Intangible assets
Regulatory Deductions
TSB Sale + Extraordinary Dividend Impact

Limited Capital Impact at Closing and Positive After TSB Sale and Extraordinary Dividend [1]

	AT CLOSING	AFTER TSB SALE & EXTRAORDINARY DIVIDEND
100% Take-up	-34 bps	+26 bps
50% Take-up	-49 bps	-12 bps

Incremental ROIC [2] for BBVA Shareholders After TSB Sale and Extraordinary Dividend

>20%

(1) As of 1H'25. No potential impact from Asset Management and Custody Services agreements included. Penalties due to change of ownership and fair value adjustments for existing stakes in Insurance joint ventures are included. The capital consumption assumes 100% take-up. (2) ROIC: 'Return on Invested Capital' calculated based on marginal net income including synergies fully phased-in post-tax for BBVA shareholders in the numerator and capital consumption plus restructuring costs (post-tax) and capital expenditures (post-tax) in the denominator. This calculation also assumes the execution of a share buyback after the sale of TSB and the extraordinary dividend. Unless indicated otherwise, the metrics assume 100% take-up and a price for BBVA of 15.81€/Sh. (Sep 4, 2025).

p. 22

PROCESS & NEXT STEPS 6 Process & Next Steps Estimated Timeline of the Offer th 8 September Opening of the Acceptance Period th 18 September Banco Sabadell report on the Offer th 7 October End of Acceptance Period th 14 October Publication of the result of the Offer th th 17 / 20 October Settlement of the Offer p. 23 p. 23 Note: The prospectus includes a calendar showing the maximum date ranges.

p. 24

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.